P:E 12/31/06

AR/S

1-12707

07053228



2006 ANNUAL REPORT

PINNACLE BANCSHARES, INC.

PINNACLE BANCSHARES, INC.

Dear Stockholders:

During 2006, a flattening, and ultimately inverting, yield curve squeezed industry profit margins and caused our net interest income to be lower than in 2005. We anticipate that a flat-to-inverted yield curve and a competitive deposit rate environment will continue to exert pressure on our net interest margin in 2007.

Despite these obstacles, we achieved a number of significant accomplishments in 2006, including:

- Our deposits grew 7.3% in 2006, to $206.6 million at December 31, 2006.
- Our loan portfolio continues to shift away from permanent residential mortgages which represented approximately 26% of the loan portfolio at year end.
- Loan losses and delinquency levels remain very low.
- Our exposure to losses from sub-prime loans is very low.
- A new full-service branch office in Gardendale, Alabama opened in August 2006. We intend to expand further in the Birmingham market and other markets contiguous with our current market area as appropriate opportunities become available.

Our success in developing customer relations and loyalty is primarily attributable to the many contributions of our dedicated employees. We value our associates and recognize that our future success requires continued employee dedication to superior customer service.

In 2007, we will continue to strengthen our core business and seek to capitalize on opportunities that we expect will become available in a market that is rapidly changing as a result of out-of-state acquisitions of Alabama financial institutions.

I want to thank both our stockholders and customers for their continued support of Pinnacle Bancshares and Pinnacle Bank in 2006.

Sincerely,

Jimmy W. Cannon
Chairman of the Board

Robert B. Nolen, Jr.
President, Chief Executive Officer
and Director

1811 Second Avenue • Jasper, Alabama 35501 • Telephone 205.221.4111 • Fax 205.221.8870

BALANCE SHEET AND OTHER DATA

	At December 31,	
	2006	2005
	(Dollars in Thousands)	
TOTAL AMOUNT OF:		
Assets	$ 232,234	$ 220,249
Loans, net	113,490	106,256
Interest-bearing deposits in other banks	8,599	13,369
Securities available-for-sale	87,852	80,654
Loans held for sale	976	374
Deposits	206,570	192,552
Subordinated debt	3,093	3,093
Borrowed funds	0	2,375
Stockholders' equity	19,406	19,410
NUMBER OF:		
Loans outstanding	2,884	3,006
Deposits	12,829	12,930
Full-service offices open	7	6

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,	
	2006	2005
	(In Thousands)	
INTEREST INCOME	$ 13,265	$ 11,559
INTEREST EXPENSE	6,722	4,717
Net interest income before provision for loan losses	6,543	6,842
PROVISION FOR LOAN LOSSES	405	575
Net interest income after provision for loan losses	6,138	6,267
NONINTEREST INCOME	1,890	1,816
NONINTEREST EXPENSE	6,062	5,875
INCOME TAX EXPENSE	615	691
Net income	$ 1,351	$ 1,517

OTHER DATA

	For the Years Ended December 31,	
	2006	2005
Interest rate spread	3.1%	3.4%
Yield on average interest earning assets	6.4	5.8
Return on average assets (net income divided by average total assets)	.60	.70
Return on average equity (net income divided by average equity)	7.2	7.8
Equity-to-assets ratio (average equity divided by total average assets)	8.4	9.0
Dividend payout ratio (dividends declared divided by net income)	48.0	45.0

YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

	For the Years Ended December 31,	
	2006	2005
Weighted average yield on loans	8.2%	7.5%
Weighted average yield on securities available-for-sale	4.3	4.0
Weighted average yield on all interest-earning assets	6.4	5.8
Weighted average rate paid on deposits	3.2	2.3
Weighted average rate paid on borrowed funds	8.3	5.4
Weighted average rate paid on all interest-bearing liabilities	3.3	2.4
Weighted average rate paid on subordinated-Debentures	8.2	6.4
Interest rate spread (spread between weighted average rate on all interest-bearing assets and all interest bearing-liabilities)	3.1	3.4
Net yield (net interest income as percentage of interest-earning assets)	3.2	3.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains seven branches in Jasper, Haleyville, Sumiton, Vestavia, Trussville and Gardendale, Alabama.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending, commercial real estate lending and retail consumer lending. The Company's principal lending area is Walker, Jefferson, Shelby, and Winston counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama metropolitan area. A new full-service branch office in Gardendale, Alabama was opened on August 7, 2006. Additional annual expenses associated with the new branch and additional commercial lending personnel were approximately $300,000 during the fiscal year ended December 31, 2006. The Company currently intends to expand further in the Birmingham market and other market areas as appropriate opportunities become available.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling costs. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

ASSET-LIABILITY MANAGEMENT

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating hypothetical 50, 100 and 200 basis point rate increases applied to all interest-earning assets and interest-bearing liabilities, the Company would expect net losses in projected net income in the underlying instruments of approximately ($262,000), ($773,000) and ($2,125,000), respectively. Under a scenario simulating hypothetical 50, 100 and 200 basis point rate decreases, the Company would expect net changes in projected net income for the first year of approximately $70,000, ($181,000) and ($416,000), respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

The rate environment is a function of the monetary policy of the Federal Reserve Board ("FRB"). The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate increased at each Federal Open Market Committee meeting by 25 basis points and ended 2006 at 5.25%. Each FRB rate increase becomes more challenging to offset. The ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company's operating results are not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve has exerted downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the increase in short term interest rates which continues to put upward pressure on transaction deposit rates and short term borrowings from the Federal Home Loan Bank (FHLB") of Atlanta. Under traditional measures of interest rate gap positions, the Company believes that it is moderately liability sensitive in the short-term. Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

FINANCIAL CONDITION

Total assets were $232.2 million, at December 31, 2006, as compared to $220.2 million, at December 31, 2005. Total securities available-for-sale increased $7.2 million, to $87.9 million at December 31, 2006 from $80.7 million at December 31, 2005. This increase was primarily due to purchases exceeding calls and maturities. The Bank had $3.0 million in agency securities to mature in 2006. The Bank purchased $15.7 million in mortgage-backed securities with an average yield of 5.21% during fiscal year ended December 31, 2006 with the proceeds from these maturities of securities available-for-sale, combined with proceeds from loan principal repayments.

At December 31, 2006, the Company's securities portfolio of $87.9 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses, net of income tax effect, to be reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net increased $7.2 million, to $113.5 million at December 31, 2006, from $106.3 million at December 31, 2005. This increase was primarily due an increase in construction and commercial loans.

Total deposits increased $14.0 million, to $206.6 million at December 31, 2006, from $192.6 million at December 31, 2005. This increase was due to an increase in time deposits of approximately $13.0 million and an increase in all other interest bearing deposits of approximately $1.0 million. These increases were due to more competitive rates offered by the Company.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2006 and the $3,093,000 obligation of the Company is included in subordinated debt. See "Interest Expense" below.

The Company has available credit of $34,800,000 at the FHLB of Atlanta, Georgia at December 31, 2006. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $532,100, as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. There were no FHLB advances outstanding during the year 2006. The maximum amount outstanding under advances from the FHLB of Atlanta during 2005 was $7,300,000. The average amount outstanding during 2005 was $572,000.

RESULTS OF OPERATIONS

General

The Company's income is derived principally from net interest income, which is the difference between interest income on loans and securities, net of provisions for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

Net Income

The Company reported net income of $1,351,000 for the year ended December 31, 2006, compared with net income of $1,517,000 in the prior year, a decrease of approximately 11%. The decrease in net income was attributable in part to a decrease in the Company's net interest margin due to increases in market interest rates. As market rates increased during the year ended December 31, 2006, the Company's cost of funds increased more rapidly than rates on investments. As a result, the Company's net interest margin was 3.16% for 2006, as compared to 3.43% for 2005. If market rates continue to increase, the Company expects that the margin will continue to decline.

Interest Income

Interest income on loans and securities increased approximately $979,000 from the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2006. The increase was primarily due to an increase in the average balance of loans of approximately $4.7 million and increases in market interest rates.

Other interest income increased approximately $727,000 from the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2006. This increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $13.5 million as well as an increase in yields earned from 3.5% in 2005 to 5.0% in 2006.

Interest Expense

Interest expense on deposits increased approximately $2.1 million from the year ended December 31, 2005 compared to the year ended December 31, 2006. This increase was primarily due to an increase in the average balance of deposits of approximately $12.6 million, as well as an increase in the weighted average rate paid on deposits due to an increase in average rates offered from 2.3% in 2005 to 3.2% in 2006.

Interest expense on borrowed funds was $15,000 for the year ended December 31, 2006, compared to $162,000 for year ended December 31, 2005. The decrease was primarily due to a decrease in the average balance of borrowed funds of approximately $2,812,000. This decrease was due to the Company paying off $2.4 million of warrants payable during the year ended December 31, 2006. This decrease was offset by an increase in the weighted average rate paid on borrowed funds from 5.4% in 2005 to 8.3% in 2006.

Interest expense on Subordinated Debentures was $253,000 and $198,000 for the years ended December 31, 2006 and 2005, respectively. The increase was due to an increase in the average rate paid from 6.4% in 2005 to 8.2% in 2006.

Provision for Loan Losses

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provisions for losses on loans amounted to $405,000 and $575,500, for the years ended December 31, 2006 and 2005, respectively. This decrease was primarily due to improved credit quality.

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total real estate owned as of December 31, 2006 was $209,000, as compared to $381,000 at December 31, 2005. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2006 were $1,151,000 as compared to $981,000 as of December 31, 2006.

Noninterest Income

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain (loss) on sales of assets increased $74,000 from the year ended December 31, 2005 to the year ended December 31, 2006. The increase was due primarily to a decrease in the loss on sale of securities available-for-sale of $351,000, an increase in BOLI income of $23,000 and an increase in all other noninterest income of $7,000. These increases were offset by a decrease in the gain on sale of mortgage loans of $50,000, a decrease in the gain on sale of real estate owned of $173,000, a decrease in fees and service charges on deposit accounts of $49,000, a decrease in fees and charges on loan of $17,000 and a decrease in service fee income, net of $18,000.

Noninterest Expense

Noninterest expense increased $187,000 from the year ended December 31, 2005 to the year ended December 31, 2006. The increase was due primarily to an increase in compensation expense of $197,000 and an increase in occupancy expense of $41,000. These increases were offset by a decrease in marketing & professional expense of $21,000, and a decrease in all other non-interest expense of $30,000.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 12 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturities or sales of securities, and loan sales. The entire securities portfolio at December 31, 2006, was classified as "available-for-sale," with a fair value of $87.9 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2006, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale, First National Bankers Bancshares ("FNBB") stock, and FHLB stock, totaled approximately $101.7 million, compared to $98.8 million at December 31, 2005. This increase in liquid assets of $2.9 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2006, the Bank had an approved credit availability of $34.8 million at the FHLB. At December 31, 2006, the Bank had no advances on this credit line.

Capital Resources

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2006 was approximately $19.4 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2006, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2006, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

On June 28, 2006, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 73,900 shares. The stock repurchase program is intended to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. As of December 31, 2006 the Company had repurchased 58,040 shares at an average price of $14.83 per share under the supplemental stock repurchase program. The Company may consider additional repurchase programs in the future.

The following table details purchases under the Company's stock repurchase program during year ended December 31, 2006.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased As Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 1-31, 2006	0	$ 0	0	63,936
February 1-28, 2006	0	0	0	63,936
March 1-31, 2006	0	0	0	63,936
April 1-30, 2006	58,800	14.87	58,800	5,136
May 1-31, 2006	4,300	$ 14.72	4,300	74,736
June 1-30, 2006	0	0	0	74,736
July 1-31, 2006	0	0	0	74,736
August 1-31, 2006	58,040	14.81	58,040	16,696
September 1-30, 2006	0	0	0	16,696
October 1-31, 2006	0	0	0	16,696
November 1-30, 2006	0	0	0	16,696
December 1-31, 2006	0	0	0	16,696
Total	121,140	$ 14.83	121,140	16,696

IMPACT OF INFLATION

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which revised SFAS No. 123, *Accounting for Stock-Based Compensation*. This statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted SFAS No. 123(R) on January 1, 2006. The impact of its adoption had no impact on the consolidated statements of financial condition or statements of operations for the Company as all options outstanding were fully vested at January 1, 2006 and no options were granted during 2006.

In June 2006, the FASB issued FASB Interpretation 48, *Accounting for Income Tax Uncertainties* ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on results of operations or financial position.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-5, *Accounting for Purchases of Life Insurance - Determining the Amount that Could Be Realized in Accordance with FASB Tech Bulletin* 85-4. The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the life insurance policy in determining the "amount that could be realized under the insurance contract." For group policies with multiple certificates or multiple policies with a group rider, the EITF also concluded that the amount that could be realized should be determined at the individual policy or certificate level, i.e., amounts that would be realized only upon surrendering all of the policies or certificates would not be included when measuring the assets. The effective date is for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of EITF No. 06-5 on its consolidated financial statements and do not believe that is will have a material impact.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS No. 157 is for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of EITF 06-5 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *An Amendment to Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS No. 158 requires the recognition on the balance sheet of the overfunded or underfunded status of a defined benefit postretirement obligation measured as the difference between the fair value of plan assets and the benefit obligation. Recognition of "delayed" items should be considered in other comprehensive income. SFAS No. 158 did not impact the Company's 2006 consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for the Company's fiscal year ended December 31, 2006. SAB 108 did not impact the 2006 consolidated financial statements.

MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2006, the Company had 1,464,538 shares of common stock outstanding and 311 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

	Price Range Common Stock	
	High	Low
Fiscal Year Ended December 31, 2006		
First quarter	$ 14.700	$ 13.650
Second quarter	15.000	13.700
Third quarter	15.050	14.100
Fourth quarter	16.000	13.750
Fiscal Year Ended December 31, 2005		
First quarter	$ 15.750	$ 14.650
Second quarter	14.700	13.500
Third quarter	14.900	13.250
Fourth quarter	15.100	12.750

Dividends of $.44 ($.11 in each of the four quarters) were declared and paid during 2006 and 2005. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



March 28, 2007

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash and cash equivalents	$ 4,206,018	$ 3,784,867
Interest-bearing deposits in other banks	8,599,278	13,368,882
Securities available-for-sale	87,852,495	80,653,931
Federal Home Loan Bank stock	532,100	507,300
First National Bankers Bancshares stock	525,000	525,000
Loans held for sale	975,951	374,192
Loans receivable, net of allowance for loan losses of $1,382,190 and $1,383,410 respectively	113,489,632	106,255,517
Real estate owned, net	208,903	381,229
Premises and equipment, net	7,075,617	5,892,093
Goodwill	306,488	306,488
Bank owned life insurance	5,413,237	5,096,157
Accrued interest receivable	1,535,638	1,372,733
Other assets	1,513,250	1,730,328
Total assets	$ 232,233,607	$ 220,248,717
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits	$ 206,569,999	$ 192,551,915
Subordinated debt	3,093,000	3,093,000
Borrowed funds	0	2,375,000
Official checks outstanding	1,005,512	1,088,302
Accrued interest payable	1,262,887	786,133
Other liabilities	896,672	944,393
Total liabilities	212,828,070	200,838,743
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 2,400,000 authorized; 1,872,313 and 1,827,813 issued at December 31, 2006 and 2005 respectively, 1,464,538 and 1,541,178 outstanding at December 31, 2006 and 2005, respectively.	18,723	18,278
Additional paid-in capital	8,923,223	8,479,921
Treasury stock, at cost (407,775 and 286,635 shares at December 31, 2006 and 2005, respectively)	(5,285,739)	(3,488,724)
Retained earnings	17,103,780	16,405,863
Accumulated other comprehensive loss, net of tax	(1,354,450)	(2,005,364)
Total stockholders' equity	19,405,537	19,409,974
Total liabilities and stockholders' equity	$ 232,233,607	$ 220,248,717

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INTEREST REVENUE:		
Interest on loans	$ 8,896,494	$ 7,725,348
Interest and dividends on securities	3,504,852	3,697,136
Other interest	863,698	137,099
	13,265,044	11,559,583
INTEREST EXPENSE:		
Interest on deposits	6,454,654	4,357,495
Interest on borrowed funds	14,694	162,059
Interest on subordinated debentures	252,573	197,747
	6,721,921	4,717,301
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	6,543,123	6,842,282
PROVISION FOR LOAN LOSSES	405,000	575,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,138,123	6,266,782
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	843,560	893,008
Service fee income, net	131,816	149,440
Fees and charges on loans	135,875	152,590
Bank owned life insurance	317,080	293,539
Net gain (loss) on sale or write-down of:		
Loans held for sale	376,343	426,600
Real estate owned	70,496	243,512
Premises and equipment	14,737	7,693
Securities available-for-sale	60	(350,591)
	1,889,967	1,815,791
NONINTEREST EXPENSE:		
Compensation and benefits	3,510,340	3,313,613
Occupancy	1,136,722	1,095,162
Marketing and professional	366,449	387,436
Other	1,048,741	1,078,568
	6,062,252	5,874,779
INCOME BEFORE INCOME TAXES	1,965,838	2,207,794
INCOME TAX EXPENSE	614,934	691,247
NET INCOME	$ 1,350,904	$ 1,516,547
Basic earnings per share	$ 0.90	$ 0.98
Diluted earnings per share	$ 0.89	$ 0.96
Cash dividends per share	$ 0.44	$ 0.44
Weighted average basic shares outstanding	1,493,234	1,547,381
Weighted average diluted shares outstanding	1,510,053	1,576,041

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Total Stockholders' Equity
	Shares	Amount					
BALANCE, December 31, 2004	1,821,780	$18,218	8,418,897	(3,220,730)	15,571,155	(873,110)	$ 19,914,430
Comprehensive income:							
Net Income:	0	0	0	0	1,516,547	0	1,516,547
Change in fair value of securities available-for-sale, net of tax	0	0	0	0	0	(1,132,254)	(1,132,254)
Comprehensive income							384,293
Exercise of stock options	6,033	60	61,024	0	0	0	61,084
Cash dividends ($.44 per share)	0	0	0	0	(681,839)	0	(681,839)
Repurchase of 18,633 shares of common stock	0	0	0	(267,994)	0	0	(267,994)
BALANCE, December 31, 2005	1,827,813	18,278	8,479,921	(3,488,724)	16,405,863	(2,005,364)	19,409,974
Comprehensive income:							
Net Income:	0	0	0	0	1,350,904	0	1,350,904
Change in fair value of securities available-for-sale, net of tax	0	0	0	0	0	650,914	650,914
Comprehensive income							2,001,818
Exercise of stock options and related tax benefits	44,500	445	443,302	0	0	0	443,747
Cash dividends ($.44 per share)	0	0	0	0	(652,987)	0	(652,987)
Repurchase of 121,140 shares of common stock	0	0	0	(1,797,015)	0	0	(1,797,015)
BALANCE, December 31, 2006	1,872,313	$18,723	$ 8,923,223	$ (5,285,739)	$ 17,103,780	$ (1,354,450)	$ 19,405,537

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,350,904	$ 1,516,547
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	506,196	493,935
Provision for loan losses	405,000	575,500
Deferred tax benefit	(34,326)	(44,363)
Accretion, net	(114,929)	(171,031)
Bank owned life insurance income	(317,080)	(293,539)
Net (gain) loss on sale or write-down of:		
Loans held for sale	(376,343)	(426,600)
Securities available-for-sale	(60)	350,591
Real estate owned	(70,496)	(243,512)
Premises and equipment	(14,737)	(7,693)
Excess tax benefit from stock compensation	(51,591)	0
Proceeds from sales of loans held for sale	26,676,220	34,107,645
Origination of loans held for sale	(26,901,636)	(32,848,915)
Increase in accrued interest receivable	(162,905)	(118,426)
Increase in other assets	(145,239)	(127,413)
Increase in accrued interest payable	476,754	287,477
Increase in other liabilities	3,570	267,286
Net cash provided by operating activities	1,229,302	3,317,489
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net loan originations	(7,595,086)	(7,700,188)
Net change in interest bearing deposits in other banks	4,769,604	(12,883,924)
Purchases of securities available-for-sale	(15,689,637)	(13,191,025)
Proceeds from sales of securities available-for-sale	0	10,000,000
Proceeds from maturing or callable securities available-for-sale	9,400,949	9,367,825
Proceeds from sale of Federal Home Loan Bank stock	0	222,000
Purchases of First National Banker Bancshares stock	0	(525,000)
Purchases of Federal Home Loan Bank stock	(24,800)	(312,300)
Purchases of premises and equipment	(1,753,696)	(655,215)
Proceeds from sales of premises and equipment	78,713	0
Proceeds from sales of real estate owned	451,763	1,216,847
Net cash used in investing activities	(10,362,190)	(14,460,980)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in passbook, NOW, and money market deposit accounts	1,115,191	3,172,184
Proceeds from sales of time deposits	36,000,935	27,679,209
Payments on maturing or redeemed time deposits	(23,098,042)	(18,265,113)
Decrease in borrowed funds	(2,375,000)	(205,000)
Decrease in official checks outstanding	(82,790)	(15,219)
Proceeds from exercise of stock options	392,156	61,084
Excess tax benefit from stock compensation	51,591	0
Repurchase of common stock	(1,797,015)	(267,994)
Payments of cash dividends	(652,987)	(681,839)
Net cash provided by financing activities	9,554,039	11,477,312
NET INCREASE IN CASH AND CASH EQUIVALENTS	421,151	333,821
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,784,867	3,451,046
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,206,018	$ 3,784,867
SUPPLEMENTAL DISCLOSURES:		
Cash payments for interest	$6,245,167	$4,429,824
Cash payments for income taxes	741,870	680,013
Real estate acquired through foreclosure	208,941	755,922

See accompanying notes to these consolidated financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

Nature of Operations

The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in seven offices in the central and northwest portions of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned and subject to significant change in the near term.

Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks.

Securities

Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive loss. The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

Amortization of premiums and accretion of discounts is computed using the interest method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2006 or 2005. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

The Company enters into interest rate lock commitments, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the years ended December 31, 2006 and 2005 did not have a material impact on the Company's consolidated financial position or results of operations.

Loans Receivable

Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the interest method over the lives of the related loans. Interest accrual on loans is generally discontinued and uncollected accrued interest is reversed if principal or interest payments become 90 days past due, unless the credit is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2006 or 2005.

Loan Origination Fees, Loan Commitment Fees and Premiums and Discounts

Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loan over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value, less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

Long-Lived Assets

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life of 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and charged to operations through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, and ceased amortizing goodwill. Goodwill is analyzed for impairment annually and the impairment testing completed at December 31, 2006 and 2005, indicated there was no goodwill impairment.

Bank Owned Life Insurance

The Company has bank owned life insurance on certain current and former key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

Stock-Based Compensation

Prior to January 1, 2006, the Company recorded compensation cost under APB Opinion No. 25, *Accounting for Stock Issued to Employees* and, accordingly, has not recognized compensation cost through December 31, 2005 due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the impact on the Company's net income would not have been material. As further discussed herein, the company adopted SFAS No. 123 (R), *Share Based Payment* on January 1, 2006.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised and converted into common stock and is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

The following table represents the earnings per share calculations for the years ended December 31, 2006 and 2005:

For the Years Ended	Net Income	Shares	Per Share Amount
December 31, 2006			
Basic earnings per share	$ 1,350,904	1,493,234	$ 0.90
Dilutive securities		16,819	
Diluted earnings per share	$ 1,350,904	1,510,053	$ 0.89
December 31, 2005			
Basic earnings per share	$ 1,516,547	1,547,381	$ 0.98
Dilutive securities		28,660	
Diluted earnings per share	$ 1,516,547	1,576,041	$ 0.96

For the years ended December 31, 2006 and 2005, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which revised SFAS No. 123, *Accounting for Stock-Based Compensation*. This statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted SFAS No. 123(R) on January 1, 2006. The impact of its adoption had no impact on the consolidated statements of financial condition or statements of operations for the Company as all options outstanding were fully vested at January 1, 2006 and no options were granted during 2006.

In June 2006, the FASB issued FASB Interpretation 48, *Accounting for Income Tax Uncertainties* ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on the results of operations or the financial position.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-5, *Accounting for Purchases of Life Insurance* - Determining the Amount that Could Be Realized in Accordance with FASB Tech Bulletin 85-4. The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the life insurance policy in determining the "amount that could be realized under the insurance contract." For group policies with multiple certificates or multiple policies with a group rider, the EITF also concluded that the amount that could be realized should be determined at the individual policy or certificate level, i.e., amounts that would be realized only upon surrendering all of the policies or certificates would not be included when measuring the assets. The effective date is for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of EITF No. 06-5 on its consolidated financial statements and do not believe that is will have a material impact

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* - SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS No. 157 is for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of EITF 06-5 on its consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158, *An Amendment to Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires the recognition on the balance sheet of the overfunded or underfunded status of a defined benefit postretirement obligation measured as the difference between the fair value of plan assets and the benefit obligation. Recognition of "delayed" items should be considered in other comprehensive income. SFAS No. 158 did not impact the Company's 2006 consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for the Company's fiscal year ended December 31, 2006. SAB 108 did not impact on the 2006 consolidated financial statements.

2. SECURITIES

The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2006 and 2005 are as follows:

	December 31, 2006			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$50,976,966	$ 0	($1,757,297)	$49,219,669
Other Securities	716	0	0	716
Mortgage-Backed Securities	39,044,773	146,550	(559,213)	38,632,110
	$90,022,455	$146,550	($2,316,510)	$87,852,495

	December 31, 2005			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$53,969,115	$ 0	($2,205,136)	$51,763,979
Other Securities	716	0	0	716
Mortgage-Backed Securities	29,903,921	35,575	(1,050,260)	28,889,236
	$83,873,752	$35,575	($3,255,396)	$80,653,931

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due after one year through five years	$50,977,682	$49,220,385
Due after five years through ten years	0	0
	50,977,682	49,220,385
Mortgage-Backed Securities	39,044,773	38,632,110
	$90,022,455	$87,852,495

Securities of approximately $26 million and $30 million at December 31, 2006 and 2005, respectively, were pledged to secure deposits. Deposits associated with pledged securities had aggregate balances of approximately $24 million and $23 million at December 31, 2006 and 2005, respectively.

Proceeds from the sale of available-for-sale securities during the year-ended December 31, 2006 and 2005 were $0 and $10.0 million, respectively. Gross realized gains on sales and calls of available-for-sale securities were $60 and $0 during 2006 and 2005, respectively. Gross realized losses on sales of available-for-sale securities were $0 and $350,591 during 2006 and 2005, respectively.

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2006 and 2005.

December 31, 2006

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss
Securities of U.S. Government Agencies	$ 0	$ 0	$49,219,669	$1,757,297	$49,219,669	$1,757,297
Mortgage-Backed Securities	16,544,241	9,418	21,787,521	549,795	38,331,762	559,213
	$16,544,241	$9,418	$71,007,190	$ 2,307,092	$87,551,431	$2,316,510

December 31, 2005

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss
Securities of U.S. Government Agencies	$5,829,401	$ 43,004	$45,934,536	$2,162,132	$51,763,937	$2,205,136
Mortgage-Backed Securities	7,470,940	204,464	20,526,037	845,796	27,996,977	1,050,260
	$13,300,341	$ 247,468	$66,460,573	$3,007,928	$79,760,914	$3,255,396

At December 31, 2006, the Company had 43 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. At December 31, 2005, the Company had 37 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. All of these investment positions' impairments are deemed not to be other-than temporary impairments and are primarily due to the fact that these securities have experienced volatility in their fair value as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment securities and has the ability and intent to hold these securities until maturity or a market price recovery.

3. LOANS RECEIVABLE

Loans receivable, net at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Residential and commercial real estate mortgage loans with variable rates	$ 27,927,425	$ 27,572,764
Residential and commercial real estate mortgage loans with fixed rates	36,634,930	35,424,907
Real estate construction loans	21,645,224	17,992,583
Commercial loans	16,345,673	12,939,880
Consumer loans	12,482,033	13,877,710
	115,035,285	107,807,844
Allowance for loan losses	(1,382,190)	(1,383,410)
Unearned income	(163,463)	(168,917)
	$113,489,632	$106,255,517

During fiscal years 2006 and 2005, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2006 and 2006 amounted to $537,205 and $814,214, respectively. The change from December 31, 2005 to December 31, 2006 reflects payments amounting to $347,527 and advances of $70,518 made during the year.

The Bank has a credit concentration in residential and commercial real estate mortgage loans. Approximately $65 million and $63 million at December 31, 2006 and 2005, respectively, of the Bank's total loan portfolio represented first or second mortgage residential and commercial real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2006, the largest amount loaned by the Bank to one borrower was $3.4 million, which was approximately 18% of the Company's stockholders' equity.

A reconciliation of the allowance for loan losses is as follows:

	2006	2005
Balance at beginning of year	$ 1,383,410	$ 1,167,263
Charge-offs	(619,680)	(517,003)
Recoveries	213,460	157,650
Provision	405,000	575,500
Balance at end of year	$ 1,382,190	$ 1,383,410

The Bank was servicing first mortgage loans for others totaling $50,256,726 and $56,301,424 at December 31, 2006 and 2005, respectively. The liability associated with the Company's total servicing portfolio at December 31, 2006 and 2005 was not deemed significant by the Company.

At December 31, 2006, the Bank had outstanding loan commitments of $37,389,528, including $7,256,185 in undisbursed construction loans in process; $28,796,843 in unused lines and letters of credit; and $1,336,500 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

The Company had approximately $419,797 and $236,172 of loans classified as non-accrual at December 31, 2006 and 2005, respectively. During the years ended December 31, 2006 and 2005, gross interest income of $3,140 and $4,888, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $7,387 and $3,161 for the years ended December 31, 2006 and 2005, respectively.

4. REAL ESTATE OWNED

Activity in the allowance for losses on real estate owned is as follows:

	2006	2005
Balance at beginning of year	$ 54,305	$ 61,626
Provision	0	0
Charge-offs, net of recoveries	0	(7,321)
Balance at end of year	$ 54,305	$ 54,305

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Land	$ 1,196,928	$ 1,196,928
Buildings and leasehold improvements	8,122,001	6,767,526
Furniture, fixtures, and equipment	5,594,772	5,228,973
Construction in Process	0	61,777
Automobiles	87,854	96,014
	15,001,555	13,351,218
Less accumulated depreciation	(7,925,938)	(7,459,125)
	$7,075,617	$5,892,093

Depreciation expense for the fiscal years ended December 31, 2006 and 2005 on premises and equipment was approximately $506,000 and $494,000, respectively.

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2006 and 2005, include rental expense under these leases of $118,181 and $121,616, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2006	Amount
2007	$84,058
2008	87,118
2009	60,618
2010	42,256
2011	43,092
Thereafter	257,700
Total	$574,842

The Bank has a lease agreement for the building in which the main office branch is located that generated income of $99,786 and $97,836 for the fiscal years ended December 31, 2006 and 2005 respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2006 and 2005 respectively.

6. DEPOSITS

Deposits at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Passbook accounts	$ 13,176,434	$ 15,434,075
NOW accounts	27,297,429	27,499,565
Money market deposit accounts	12,117,560	7,310,568
Noninterest-bearing accounts	9,454,493	10,686,517
	62,045,916	60,930,725
Time deposits:		
Fixed-rate certificates less than $100,000	74,655,162	71,341,503
Fixed-rate certificates greater than $100,000	69,868,921	60,279,687
	144,524,083	131,621,190
	$206,569,999	$192,551,915

The amounts and scheduled maturities of time deposits at December 31, 2006 are as follows:

2007	$117,064,431
2008	11,054,807
2009	10,375,358
2010	3,283,434
2011 and thereafter	2,746,053
	$144,524,083

Interest expense on deposits is summarized as follows:

	2006	2005
Passbook accounts	$ 49,458	$ 58,434
NOW accounts	444,058	154,106
Money market deposit accounts	219,823	156,543
Fixed-rate certificates less than $100,000	2,920,640	2,105,852
Fixed-rate certificates greater than $100,000	2,820,675	1,882,560
	$ 6,454,654	$ 4,357,495

7. SUBORDINATED DEBT

On December 22, 2003, the Company established Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities for $93,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $3,093,000 obligation of the Company is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 22, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Bancshares, Inc.'s obligation under the Subordinated Debentures together with the guarantee and other back-up obligation, in aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over a 3 month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on the common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at the Company's option on or after January 7, 2009. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for Trust Preferred Securities as "Tier I Capital" under the Federal Reserve capital adequacy guidelines.

Debt issuance cost of $54,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated statements of financial condition as of December 31, 2006 These debt issuance costs are being amortized over 30 years using the straight-line method.

8. BORROWED FUNDS

Borrowed funds at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Warrants payable:	$ 0	$2,375,000

The Company has available credit of $34,800,000 at the FHLB of Atlanta, Georgia at December 31, 2006. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $532,100, as well as a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2006 was $30,000,000. There were no FHLB advances outstanding during the year 2006. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2005 was $7,300,000. The average amount outstanding during 2005 was $572,000. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. During the year ended December 31, 2006 the Company paid off $2.4 million of warrants payable.

9. INCOME TAXES

Income tax expense included in the consolidated statements of operations, is comprised of the following:

	Federal	State	Total
Year ended December 31, 2006:			
Current	$ 598,733	$ 50,527	$ 649,260
Deferred	(28,906)	(5,420)	(34,326)
	$ 569,827	$ 45,107	$ 614,934
Year ended December 31, 2005:			
Current	$ 674,602	$ 61,008	$ 735,610
Deferred	(37,300)	(7,063)	(44,363)
	$ 637,302	$ 53,945	$ 691,247

Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

	2006	2005
Tax expense at federal income tax rate	$668,385	$ 750,650
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	29,771	35,603
Cash surrender value increase of bank owned life insurance, net of premiums	(106,073)	(99,803)
Other	22,851	4,797
	$ 614,934	$ 691,247
Effective income tax rate	31.3%	31.3%

Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax assets relate to the following:

	December 31, 2006	December 31, 2005
Allowance for loan losses	$ 511,410	$ 511,862
Unrealized loss on securities available-for-sale	824,585	1,223,532
Other real estate	0	9,698
Other	88,616	77,444
Deferred tax assets	1,424,611	1,822,536
Premises & equipment, net	(512,528)	(566,130)
FHLB stock	(24,985)	(24,985)
Other real estate	(20,298)	0
Deferred tax liabilities	(557,811)	(591,115)
Net deferred tax assets	$866,800	$1,231,421

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax and assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

10. COMPENSATION AND BENEFITS

The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $96,914 and $81,415 in fiscal years ended December 31, 2006 and 2005, respectively.

The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2006 for termination is approximately $436,789.

11. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan"), which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date. The Company used the intrinsic value method for accounting for stock based employee compensation in 2005 and the fair value method in 2006.

A summary of the status of the Company's stock option plan at December 31, 2006 and 2005 and the changes during the years then ended is as follows:

	2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	62,333	$ 9.19	70,366	$ 9.30
Granted	0	0	0	0
Exercised	(44,500)	8.81	(6,033)	10.13
Forfeited	0	0	(2,000)	10.13
Outstanding at end of year	17,833	$ 10.13	62,333	$ 9.19
Exercisable at end of year	17,833	$ 10.13	62,333	$ 9.19
Fair value of options granted	N/A		N/A	

During the years ended December 31, 2006 and 2005, the aggregate intrinsic value of options exercised was $645,740 and $23,702, respectively, determined as of the date of option exercise. As of December 31, 2006 there was no unrecognized compensation cost related to unvested options, as there no unvested options.

The following table summarizes information about these stock options at December 31, 2006:

Exercise Price	Number outstanding At December 31, 2006	Remaining Contractual Life	Aggregate Intrinsic Value
$10.13	17,833	2.4 years	$100,043

12. STOCKHOLDERS' EQUITY

Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2007, approximately $1.5 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2006 and 2005, that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

As of December 31, 2006 and 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31, 2006 for the Company and the Bank are as follows:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollar Amounts in Thousands)			
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Consolidated	24,835	18.0%	≥$11,044	≥8.0%	N/A	N/A
Pinnacle Bank	21,835	15.8	≥$11,044	≥8.0	≥$13,606	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	23,453	17.0	≥5,522	≥4.0	N/A	N/A
Pinnacle Bank	20,453	14.8	≥5,522	≥4.0	≥8,283	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	23,453	10.2	≥9,212	≥4.0	N/A	N/A
Pinnacle Bank	20,453	8.9	≥9,212	≥4.0	≥11,515	≥5.0
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$25,491	19.9%	≥$10,259	≥8.0%	N/A	N/A
Pinnacle Bank	22,491	17.5	≥$10,259	≥8.0	≥$12,824	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	24,108	18.8	≥5,130	≥4.0	N/A	N/A
Pinnacle Bank	21,108	16.5	≥5,130	≥4.0	≥7,694	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	24,108	11.0	≥8,784	≥4.0	N/A	N/A
Pinnacle Bank	21,108	9.6	≥8,784	≥4.0	≥10,981	≥5.0

As of December 31, 2006, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

On June 28, 2006, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 73,900 shares. The stock repurchase program is intended to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. As of December 31, 2006 the Company had repurchased 58,040 shares at an average price of $14.83 per share under the supplemental stock repurchase program. In addition during 2006, the Company repurchased 63,100 shares at an average price of $14.86 per share. The Company may consider additional repurchase programs in the future.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods.

The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

	2006		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the year	$ 1,049,921	$ (398,969)	$ 650,952
Reclassification for adjustments for gains included in net earnings	(60)	22	(38)
Net change in unrealized gains on securities	$ 1,049,861	$ (398,947)	$ 650,914

	2005		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the year	$ (2,176,807)	$ 823,681	$ (1,353,126)
Reclassification for adjustments for losses included in net earnings	350,591	(129,719)	220,872
Net change in unrealized losses on securities	$ (1,826,216)	$ 693,962	$ (1,132,254)

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

	At December 31, 2006		At December 31, 2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
ASSETS:				
Cash on hand and in banks	$ 4,206	$ 4,206	$ 3,785	$ 3,785
Interest-bearing deposits in other banks	8,599	8,599	13,369	13,369
Securities available-for-sale	87,852	87,852	80,654	80,654
FHLB stock	532	532	507	507
FNBB stock	525	525	525	525
Loans held for sale	975	975	374	374
Loans receivable, net	113,490	113,233	106,255	106,912
Accrued interest receivable	1,536	1,536	1,373	1,373
LIABILITIES:				
Deposits	$ 206,570	$ 206,723	$ 192,552	$ 192,069
Subordinated Debt	3,093	3,093	3,093	3,093
Borrowed funds	0	0	2,375	2,841
Accrued interest payable	1,263	1,263	786	786

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks and Interest-Bearing Deposits in Other Banks. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

Securities Available-For-Sale and Loans Held for Sale. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates its fair value.

FHLB and FNBB Stock. The FHLB and FNBB stock have historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of its fair value.

Loans Receivable, Net. For loans with rates that are repriced in coordination with movements in market rates and with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

Deposits. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

Subordinated Debt. The carrying amount of subordinated debt approximates its fair value.

Borrowed Funds. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

Off-Balance Sheet Items. Off-balance sheet financial instruments include commitments to extend credit and letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

14. CONTINGENCIES

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

15. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CONDITION

DECEMBER 31, 2006 AND 2005
(In Thousands)

	2006	2005
ASSETS:		
Cash and cash equivalents	$ 2	$ 1
Interest-bearing deposits in other banks	1,153	2,729
Debt issue cost	54	56
Investment in unconsolidated subsidiary	93	93
Investment in Pinnacle Bank	21,053	19,590
Other assets	208	89
Total assets	$22,563	$22,558
LIABILITIES:		
Subordinated debt	$ 3,093	$ 3,093
Other liabilities	64	55
Total liabilities	3,157	3,148
STOCKHOLDERS' EQUITY:		
Common stock	19	18
Additional paid in capital	8,923	8,480
Treasury shares at cost	(5,286)	(3,489)
Retained earnings	17,104	16,406
Accumulated other comprehensive loss, net of tax	(1,354)	(2,005)
Total stockholders' equity	19,406	19,410
Total liabilities and stockholders' equity	$22,563	$22,558

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands)

	2006	2005
INCOME:		
Dividend income from Pinnacle Bank	$ 653	$ 682
Interest income	87	83
Total income	740	765
EXPENSE	253	204
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	487	561
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	864	956
Net income	$ 1,351	$ 1,517

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,351	$1,517
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	(864)	(956)
Increase in other assets	(119)	(46)
Increase in other liabilities	63	57
Net cash provided by operating activities	431	572
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in interest bearing deposits in other banks	1,576	306
Net cash provided by investing activities	1,576	306
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of shares of common stock	(1,797)	(268)
Proceeds from stock options exercised	444	61
Cash dividends paid	(653)	(682)
Net cash used in financing activities	(2,006)	(889)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1	(11)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1	12
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2	$ 1

16. INVESTMENT IN AFFILIATED COMPANIES (unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2006 and 2005 follows (dollars in thousands):

SUMMARY BALANCE SHEET

(In thousands)

	2006	2005
ASSETS:		
Investment in subordinated debentures issued by Pinnacle Bancshares, Inc.	$ 3,093	$ 3,093
LIABILITIES:	$ 0	$ 0
EQUITY:		
Trust preferred securities	3,000	3,000
Common stock (100% owned by Pinnacle Bancshares, Inc.)	93	93
TOTAL EQUITY	3,093	3,093
TOTAL LIABILITIES & EQUITY	$ 3,093	$ 3,093

SUMMARY INCOME STATEMENT

(In thousands)

	2006	2005
INCOME:		
Interest income from subordinated debentures issued by Pinnacle Bancshares, Inc.	$ 253	$ 198
NET INCOME	$ 253	$ 198

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2006 and 2005 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2006:				
Interest revenue	$3,125,951	$3,232,336	$3,411,610	$3,495,147
Interest expense	1,480,064	1,627,966	1,733,766	1,880,125
Net interest income after provision for loan losses	1,510,887	1,491,870	1,542,844	1,592,522
Noninterest income	428,180	503,552	537,739	420,496
Noninterest expense	1,520,817	1,444,509	1,609,343	1,487,583
Net income	291,658	375,733	324,890	358.623
Basic earnings per share	0.19	0.25	0.22	0.24
Diluted earnings per share	0.19	0.25	0.22	0.24
Year Ended December 31, 2005:				
Interest revenue	$2,689,858	$2,814,367	$2,970,511	$3,084,847
Interest expense	1,002,142	1,094,753	1,240,265	1,380,141
Net interest income after provision for loan losses	1,531,716	1,572,614	1,592,746	1,569,706
Noninterest income	447,435	469,070	560,922	338,364
Noninterest expense	1,511,035	1,446,521	1,471,387	1,445,836
Net income	326,055	406,769	461,508	322,215
Basic earnings per share	0.21	0.26	0.30	0.21
Diluted earnings per share	0.21	0.26	0.29	0.21

CORPORATE INFORMATION
Directors -- Pinnacle Bancshares, Inc.
and Pinnacle Bank

Greg Batchelor
President, Dependable True Value Hardware, Inc.

O. H. Brown
CPA
Haynes Downard LLP

Al H. Simmons
Insurance Agent, Pittman & Associates, Inc.

Max Perdue
Retired

Sam W. Murphy
Chairman of the Board & Chief Executive Officer,
Murphy Manufacturing, Inc.

Robert B. Nolen, Jr.
President
Pinnacle Bancshares, Inc.
Pinnacle Bank

James W. Cannon
Retired
Chairman of the Board
Pinnacle Bancshares, Inc.
Pinnacle Bank

J. T. "Jabo" Waggoner
Consultant
Birmingham Business Consultants, LLC

Executive Officers -- Pinnacle Bancshares, Inc.

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Vice President & Corporate Secretary

Marie Guthrie
Treasurer

Officers – Pinnacle Bank

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Senior Vice President Banking Services
& Corporate Secretary

Marie Guthrie
Vice President & Controller

Alan Grice
Vice President – Lending & Business Development

Donna Hyde
Vice President- Lending

Paul R. Brown
Vice President- Loan Servicing
& Compliance Officer

Jaye Ottinger
Vice President – Mortgage Lending

Carl Schoettlin
Vice President – Lending

Brenda Steele
Vice President & I.S. Officer
& GLBA Security Officer

Pam Elliott
Haleyville Regional President

Tracy Rye
Vice President – Lending

Edward A. Davidson
Birmingham Regional President

Clifton A. Rhodes
Vice President

William G. Bond
Vice President-Commercial Loan Officer

Wayne Rector
Vice President-Commercial Loan Officer

Jeff Hollis
Vice President-Office Manager – Sumiton

David Davis
Vice President-Secondary Marketing

Offices

Main Office, 1811 2nd Avenue/Jasper, AL 35502-1388 (205/221-4111)
Mall Office, 204 Highway 78 East/Jasper, AL 35501 (205/221-1322)
Sumiton Office, 790 Highway 78 East/Sumiton, AL 35148 (205/648-6091)
Haleyville Office, 1012 20th Street/Haleyville, AL 35565 (205/486-2225)
Vestavia Office, 2039 Canyon Road/Birmingham, AL 35216 (205/822-2265)
Trussville Office, 2064 Gadsden Highway/Trussville, AL 35235 (205/661-9625)
Gardendale Office, 101 Pinnacle Drive /Gardendale, AL 35071 (205/608-2088)

Transfer Agent

Registrar & Transfer Co., Inc.
Cranford, New Jersey

General Counsel

Maddox, MacLaurin, Nicholson & Thornley
Jasper, Alabama

Auditors

KPMG LLP
Birmingham, Alabama

Additional Information

Analysts, stockholders and any other parties
interested in obtaining additional information
may contact Marie Guthrie at
Post Office Box 1388, Jasper, AL 35502-1388 (205/221-4111)

Annual Meeting

The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
will be held at CHS Activity Center
204 19th Street East, Jasper, Alabama
at 11:00 a.m. on May 23, 2007

FORM 10-KSB

A copy of the Pinnacle Bancshares, Inc. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission is available to stockholders of record for the 2006 Annual Meeting without charge upon written request to
Marie Guthrie
Pinnacle Bancshares, Inc.
Post Office Box 1388
Jasper, Alabama 35502-1388

END

▲ PINNACLE BANCSHARES, INC.

1811 SECOND AVENUE ▲ JASPER, AL 35501 ▲ (205) 221-4111